ALPHA BANK






SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH, D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 19, 2006
Our reference No.13.1.39

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS   O.J. YANNACOPOULOU

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Resolutions and Results
of the Ordinary General Meeting of the Shareholders
of Alpha Bank on 18.4.2006
(article 278 of the ATHEX Regulations)

The Ordinary General Meeting of Shareholders of Alpha Bank was held on 18.4.2006 at 12.00.

From a total of 291,203,608 shares outstanding, there were present or represented 106,639,613 shares, i.e. 36.62%, of which 104,696,553 (35.95%) had been deposited duly and timely and 6,339,205 (2.18%) had been deposited duly though not on-time, therefore the quorum achieved allowed the General Meeting to deliberate on all items of the Agenda except items 9, 10 and 12.

Item 1
Required quorum: 20%
Achieved quorum: 36.62%

The annual financial statements as of 31.12.2005 together with the relevant reports of the Board of Directors and the Auditors as well as the distribution of profits were submitted and approved. The Ordinary General Meeting also approved the distribution of Euro 0.84 dividend per share and the payout start date will be Wednesday May 3, 2006. The dividend will be paid-out according to the procedure set out in the Athens Exchange Regulations and laid down by the Central Securities Depository, with any one of the following ways:

- Through the Operator of each shareholder's Account, if so arranged.
- Through the Alpha Bank Branch Network, upon presentation of identity card and a printout of the Account at the Dematerialised Security System (S.A.T), when:

➢ Shares are operated by the Central Securities Depository
➢ Shares have not been dematerialised, or
➢ Shareholder has not provided or has recalled the proxy to collect the dividend.

If a shareholder wishes to collect the dividend in person, though he has authorised an Operator for its collection, he may revoke the authorisation either through his Operator or by applying to the Central Securities Depository five working days before the dividend payout date.
Shareholders will receive a Dividend Payment certificate at the point of dividend collection.
The Bank's share, as of April 20, 2006 will be traded without the right to the dividend of 2005.

YES = (97%) 94,518,199
Immediate implementation

Item 2
Required quorum: 20%
Achieved quorum: 36.62%

The Board of Directors and the Auditors were discharged from any liability for the financial year 2005.

YES = (99.79%) 97,237,524
Immediate implementation

Item 3
Required quorum: 20%
Achieved quorum: 36.62%

For the financial year 2006 and according to the article 22 of the Bank's Articles of Incorporation and the legislation in force, the following Auditors were elected:

KPMG Kyriacou Certified Auditors A.E.

α. Regular:	Marios T. Kyriacou Nicolaos E. Vounisseas
β. Alternate:	Garyfallia V. Spiriouni Nicolaos C. Tsiboukas

The Auditors′ remuneration for 2006 will amount to Euro 435,000 plus V.A.T

YES = (99.45%) 96,899,320
Immediate implementation

Item 4
Required quorum: 20%
Achieved quorum: 36.62%

Reimbursement of Euro 576,000 annually for position expenses was approved for the Chairman Mr. Yannis S. Costopoulos plus any bonus equal to that of the Managing Director.
An annual salary of Euro 680,000 was approved for the Managing Director Mr. Mantzounis plus any bonus, 20,000 shares in stock options.
For the Executive Directors and General Managers Mr. Yannopoulos, Mr. Filaretos and Mr. Theodoridis an annual salary of Euro 500,000 was approved plus any bonus, 15,000 shares in stock options.
Fees derived from positions at the Bank and companies and from participation in Boards of Directors are included in the above amounts.

YES= (99.43%) 96,879,888
Immediate implementation

Item 5
Required quorum: 20%
Achieved quorum: 36.62%

The absorbing "Alpha Bank A.E." was substituted, due to quasi-universal succession, for the entirety of the rights and obligations of the absorbed company "Delta Singular S.A." as per the entry in the Registry of Societes Anonymes of decision K2-4115/8.4.2005 of the Ministry of Development approving the merger of "Alpha Bank A.E." by absorption of the company "Delta Singular S.A.". On the other hand, since no Ordinary Annual General Meeting of the Absorbed company met after the Merger Balance Sheet Date, as of 31.7.2004, to approve the above Merger Balance Sheet and the relevant financial statements, the shareholders of "Alpha Bank A.E.", due to its capacity as quasi-universal successor of the absorbed company approved the Merger Balance Sheet as of 31.7.2004 and the relevant financial statements.

YES= (99.92%) 97,357,382
Immediate implementation

Item 6
Required quorum: 20%
Achieved quorum: 36.62%

The shareholders of "Alpha Bank A.E.", due to its capacity as quasi-universal successor of the absorbed company "Delta Singular S.A.", discharged the Members of the Board of Directors and the Certified Auditors of the company in question, from every liability for actions or omissions pertaining to the fiscal period of 1.1.2004 to 8.4.2004 that is, up to the date of dissolution, due to the merger by absorption of the company in question by "Alpha Bank A.E.".

YES= (99.96%) 97,399,956
Immediate implementation

Item 7
Required quorum: 20%
Achieved quorum: 36.62%

The Ordinary General Meeting of 19.4.2005 had approved a share buy-back scheme according to article 16 par. 5 of the codified law 2190 /1920, up to 3% of the outstanding share capital each time between a minimum price of Euro 5.00 and a maximum price of Euro 26.00. The Bank purchased during the period from 31.5.2005 to 18.4.2006, 7,301,794 shares at an overall value of Euro 169.5 million i.e. at an average price per share of Euro 23.21. Today, the Bank owns 8,398,426 shares, representing 2.88% of the share capital.
For the period April 2006 – April 2007, a share buy-back scheme was agreed up to 3% of the outstanding share capital each time according to article 16 par. 5 of the codified law 2190 /1920, between a minimum price of Euro 5.00, i.e. the nominal value of the share and a maximum price of Euro 36.40 which constitutes the average target price set in recent reports by Greek and foreign analysts. After the issue of the gratis shares (next item), which constitute a corporate activity followed by a change in the Bank's share market price, the minimum price will be readjusted to Euro 3.90 and the maximum price to Euro 26.00.

YES = (99.49%) 96,937,077
Implementation during the next 12 months

Item 8
Required quorum: 20%
Achieved quorum: 36.62%

The General Meeting approved the reduction of the nominal value of each share from Euro 5.00 to Euro 3.90 as well as the capitalisation of a total amount of Euro 133,953,662.80 from taxed carried over profits. The 116,481,444 new shares will be distributed gratis at a rate of 4 new to 10 old shares to shareholders of the Bank. After the above increase, the Bank's share capital will amount to Euro 1,589,971,702.80 divided into 407,685,052 shares of nominal value of Euro 3.90 each. The date after which shares will be negotiated without the right to receive the gratis shares will be announced in the Press as soon as relevant procedures have been completed. The amendment to Article 5 of the Bank's Articles of Incorporation on the share capital resulting from the above increase was approved and therefore the share capital of the Bank amounts to one billion five hundred and eighty nine million nine hundred and seventy one thousand seven hundred and two euro and eighty cents (1,589,971,702.80) divided into four hundred and seven million six

hundred and eighty five thousand and fifty two (407,685,052) shares of a nominal value of three euro and ninety cents (3.90) each.

YES = (99.49%) 96,943,005
Implementation within May, 2006

Item 9
Required quorum: 66.67%
Achieved quorum: 36.62%

Due to lack of quorum (66.67%) the approval of the amendment, completion, annulment and renumbering of all the Articles of the Bank's Articles of Incorporation (articles 1-29) for updating purposes and the its codification was postponed for the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting, which will be held on Tuesday, May 2, 2006.

Item 10
Required quorum: 66.67%
Achieved quorum: 36.62%

Due to lack of quorum (66.67%) the authorisation of the General Assembly to the Board of Directors, according to article 13 par. 1, subparagraphs b and c, of Codified Law 2190/1920, was postponed for the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting, which will be held on Tuesday, May 2, 2006.

Item 11
Required quorum: 20%
Achieved quorum: 36.62%

At the Ordinary General Meeting of 19.4.2005 the existing Board of Directors was elected for five years and Mr. Pavlos Apostolidis, former Ambassador, and Mr. Thanos Veremis, Professor of the Athens University, were appointed as non-executive independent members. The Ordinary General Meeting of 18.4.2006 approved the appointment of non – executive Director Mr. Ioannis K. Lyras, Ship-owner, as independent member of the Board of Directors in order to facilitate the operation of the Board of Directors and specifically of its committees according to new corporate governance practices.

YES= (85.81%) 83,612,990
Immediate implementation

Item 12
Required quorum: 66.67%
Achieved quorum: 36.62%

Due to lack of quorum (66.67%) the amendment of the present stock option scheme and the approval of a new scheme, in favour of executive members of the Board of Directors and executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (par. 9, article 13 of codified law 2190/1920) was postponed for the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting, which will be held on Tuesday, May 2, 2006.

Item 13

Required quorum: 20%
Achieved quorum: 36.62%

Members of the Board of Directors, the General Management or Managers were authorised, according to paragraph 1, article 23 of Codified Law 2190/1920, to participate in the Board of Directors or in the management of Group Companies having similar purposes.

YES= (99.41%) 96,859,648
Immediate implementation
